19012283

RECEIVED

FEB 11 2020

Trading and Markets
Securities and Exchange Commission

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36439

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trustmont Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Brush Run Road
(No. and Street)

Greensburg (City) PA (State) 15601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony C. Hladek 724-468-5665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski and Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Corporate One West, Suite 350 (Address) Bridgeville (City) PA (State) 15017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Anthony C. HLadek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trustmont Financial Group, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
Karen S. Ellenberger, Notary Public
Westmoreland County
My commission expires November 30, 2022
Commission number 1229317
Member, Pennsylvania Association of Notaries

Karen S. Ellenberger
Notary Public

Anthony C. H
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors and Stockholders
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Trustmont Financial Group, Inc. and SIPC, solely to assist you and SIPC in evaluating Trustmont Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Trustmont Financial Group, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Trustmont Financial Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Trustmont Financial Group, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC

Damratoski & Company PC
Certified Public Accountants

Bridgeville, Pennsylvania

February 14, 2019

Trustmont Financial Group, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2018

Trustmont Financial Group, Inc.

Financial Statements and Supplemental Information

Table of Contents

Year Ended December 31, 2018

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trustmont Financial Group, Inc. (a Pennsylvania corporation) as of December 31, 2018, the related statements of loss and comprehensive loss, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trustmont Financial Group, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trustmont Financial Group, Inc.'s management. Our responsibility is to express an opinion on Trustmont Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trustmont Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computations of Net Capital and Aggregate Indebtedness and the Schedule of General and Administrative Expenses have been subjected to audit procedures performed in conjunction with the audit of Trustmont Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Trustmont Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computations of Net Capital and Aggregate Indebtedness and Schedule of General and Administrative Expenses are fairly stated, in all material respects, in relation to the financial statements as a whole.

Damratoski & Company PC
Certified Public Accountants

We have served as Trustmont Financial Group, Inc.'s auditor since 2013

Bridgeville, Pennsylvania

February 14, 2019

Financial Statements

Trustmont Financial Group, Inc.

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	71,356
Deposit with clearing organization		25,000
Receivables from non-customers		655,527
Securities owned		84,939
Prepaid insurance		14,949
Deferred tax asset		124,600
Prepaid income taxes		1,054
Refundable income taxes		1,709
Petty cash		200
Office equipment, net of accumulated depreciation of $5,655		5,100
	$	984,434

The accompanying notes are an integral part of these financial statements.

Liabilities and Stockholders' Equity

Liabilities:	
Commissions payable	$ 575,060
Accounts payable	35,721
Payroll taxes payable	1,721
Other accrued expenses	19,325
Total Liabilities	631,827
Stockholders' Equity:	
Common stock, $.10 par value; 100,000 shares authorized, issued, and outstanding	10,000
Common stock (non-voting), $.10 par value, 100,000 shares authorized, issued, and outstanding	10,000
Additional paid-in capital	556,681
Retained deficit	(201,038)
Accumulated other comprehensive income: Unrealized loss on marketable securities	(23,036)
	352,607
	$ 984,434

Trustmont Financial Group, Inc.

Statement of Loss and Comprehensive Loss

Year Ended December 31, 2018

Revenues:	
Commissions	$ 3,545,448
Mutual fund fees	5,168,322
Fees charged to representatives	412,708
Expense reimbursements	2,672
Investment income, net	725
Other income	83,266
	9,213,141
Operating Expenses:	
General and administrative expenses:	
Employee compensation and benefits	8,169,017
Floor brokerage, exchange, and clearance fees	168,745
Technology and communications	224,660
Occupancy and equipment	145,143
Other expenses	874,735
	9,582,300
Loss on sale of security	4,882
Depreciation expense	2,550
Interest expense	29
	9,589,761
Loss Before Income Taxes	(376,620)
Income Taxes	(113,500)
Net Loss	(263,120)
Other Comprehensive Income:	
Unrealized gain on marketable securities	6,379
Total Comprehensive Loss	$ (256,741)

The accompanying notes are an integral part of these financial statements.

Trustmont Financial Group, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2018

Common Stock (Voting):	
Balance, January 1 and December 31	$ 10,000
Common Stock (Non-Voting):	
Balance, January 1	-
Issuance of common stock at par value	10,000
Balance, December 31	10,000
Additional Paid-In Capital:	
Balance, January 1	116,681
Issuance of common stock (non-voting)	465,000
Reissuance of treasury stock	(25,000)
Balance, December 31	556,681
Retained Earnings (Deficit):	
Balance, January 1	62,082
Net loss for the year	(263,120)
Balance, December 31	(201,038)
Accumulated Other Comprehensive Income:	
Balance, January 1	(29,415)
Unrealized holding loss on marketable securities	(1,609)
Prior unrealized loss reclassified into earnings	7,988
Balance, December 31	(23,036)
Treasury Stock:	
Balance, January 1	-
Purchase of treasury stock	(30,000)
Reissuance of treasury stock	30,000
Balance, December 31	-
	$ 352,607

The accompanying notes are an integral part of these financial statements.

Trustmont Financial Group, Inc.

Statement of Cash Flows

Year Ended December 31, 2018

Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Net loss	$ (263,120)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	2,550
Deferred taxes	(113,500)
Reinvested dividends and interest	(725)
Loss on sale of security	4,882
(Increase) decrease in:	
Receivables from non-customers	(67,609)
Prepaid insurance	1,955
Prepaid income taxes	(433)
Refundable income taxes	(1,709)
Increase (decrease) in:	
Commissions payable	63,793
Accounts payable	(6,149)
Payroll taxes payable	(334)
Other accrued expenses	100
Income taxes payable	(632)
Net cash used by operating activities	(380,931)
Cash flows from investing activities:	
Capital expenditures	(7,650)
Purchase of securities	(15,000)
Net cash used by investing activities	(22,650)
Cash flows from financing activities:	
Purchase of treasury stock	(30,000)
Proceeds from reissuance of treasury stock	5,000
Issuance of common stock - non-voting	475,000
Net cash provided by financing activities	450,000
Net Increase in Cash and Cash Equivalents	46,419
Cash and Cash Equivalents, beginning of year	24,937
Cash and Cash Equivalents, end of year	$ 71,356

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Trustmont Financial Group, Inc. (Company) was organized on June 16, 1986 and incorporated under the laws of Pennsylvania. The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is headquartered in Greensburg, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

2. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting

These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred. Securities transactions and related commission revenues are recorded on a settlement date basis, generally the third business day after the trade date.

Fully Disclosed Basis

The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2018, upon which the Clearing Broker pays interest at prevailing rates. The clearing deposit account is listed separately on the statement of financial condition.

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Date of Management's Review

The Company has evaluated subsequent events through February 14, 2019, which is the date the financial statements were available to be issued.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition - Commissions and Fees

Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

Commission and fee revenue represents gross commissions and fees generated by our representatives for their clients' purchases and sales of securities, and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission and fee revenue: front-end sales commissions that occur at the point of sale, as well as trailing fees for which we provide ongoing support, awareness, and education to clients.

2. Summary of Significant Accounting Policies (Continued)

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our representatives directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

Commission and fee revenue includes mutual fund, 529 plan and variable product trailing fees which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail fee revenues are generally paid in arrears, management estimates the majority of trail fee revenues earned during each period. These estimates are based on a number of factors including market levels and the amount of trail fee revenues received in prior periods.

A substantial portion of our commission and fee revenue is ultimately paid to our representatives. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue and fees. Such amounts are recorded by us as commission expense.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

2. Summary of Significant Accounting Policies (Continued)

Securities Owned

The Company carries securities primarily to help meet its net capital requirement under the Securities Exchange Act. It will also at times in the ordinary course of business receive shares of stock in "venture" type companies as compensation for its role in helping them raise capital. Equity securities classified as "available-for-sale" are reported at their fair values, in accordance with FASB ASC 820, *Fair Value Measurement,* based upon quoted market prices. Equity securities with no readily available market are carried at cost. Unrealized gains and losses are excluded from earnings and reported as a separate component of stockholders' equity. Realized gains and losses are computed based on specific identification of the securities sold.

Capitalization and Depreciation

Office equipment, in excess of $5,000, is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line for both financial and tax reporting.

Advertising and Promotion

The Company expenses the cost of advertising and promotion as incurred. Advertising and promotion expense was $22,870 for the year ended December 31, 2018.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred income taxes on the temporary differences between the basis of asset and liabilities for financial statement and income tax purposes have not been recorded in these financial statements due to the immaterial nature of these differences. Deferred taxes are recognized for net operating loss carryforwards that are available to offset future taxable income. It is the Company's policy not to take uncertain tax positions.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $129,628, and a net capital ratio (aggregate indebtedness divided by net capital) of 4.87 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a-5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2018, there were no material differences.

4. Securities Owned

Securities owned at December 31, 2018 consist of the following:

FDIC insured deposit account		$ 75,251
Equity securities - available-for-sale:		
Cost	32,724	
Net unrealized loss	(23,036)	
		9,688
		$ 84,939

The unrealized loss is reported as accumulated other comprehensive income as a separate component in stockholders' equity. During the year ended December 31, 2018, the Company sold 285 shares of SuperValu, Inc. for $9,262, with a cost basis of $14,144, resulting in a capital loss of $4,882, comprising of a $7,988 prior year loss reclassified out of accumulated other comprehensive income plus $3,106 of current year gain.

5. Regulatory Filings

The statement of financial condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington

D.C. and Regional Office of the Commission.

6. Pension Plan

The Company maintains a SIMPLE plan for eligible employees and will match up to 3% of employees' elective deferrals. The salaries and related benefits account on the statement of income and comprehensive income includes $12,133 of matching contributions by the Company.

7. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

For Federal and state income tax purposes, the Company has net operating loss carryforwards of approximately $396,100 and $414,200, respectively, that may be offset against future taxable income. The Company estimates that the entire amount of both of these net operating loss carryforwards will be utilized prior to expiration in 2036. At December 31, 2018, deferred assets of $124,600 have been recognized.

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2018, the Company's open audit periods are 2015 through 2018 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

7. Income Taxes (Continued)

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily meals and entertainment, which are either 50% or not deductible for Federal and state income tax purposes, as well as a capital loss carryover which the Company estimates will expire prior to utilization.

The provision for income taxes in the statement of loss and comprehensive loss for the year ended December 31, 2018 consists of the following components:

Deferred income taxes:	
Tax benefit of net operating loss carryfowards	$ (113,500)

8. Lease Commitments

The Company leases office space under a non-cancellable operating lease, which expired December 2018 and provides for monthly lease payments of $4,874. The lease is renewable for an additional five years following the above termination date, at a lease rate mutually agreeable. As of the issuance date, a rate has not been agreed upon and a lease extension has not been signed. Until such time an agreement is reached, the lease will continue as a month to month lease. For the year ended December 31, 2018, rent expense under this lease amounted to $58,839, which includes an allocation of certain building operating costs.

The future minimum lease payments required by this office lease are as follows:

Year ending December 31	
2019	$ -0-

9. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

10. Related Party Transactions

Trustmont Advisory Group, Inc. (TAG) is a registered investment advisory company that has common ownership and utilizes the same employees and office space as the Company. Most of the equipment and furniture used both by the Company and TAG is owned by either TAG or the majority stockholder of the Company.

The Company rents office space from PIL on a month-to-month basis for $2,500 per month. This expense is included in office rent on the statement of loss and comprehensive loss and amounted to $30,000 for the year ended December 31, 2018.

The Company subleases a portion of their office space to an entity owned by a person who owns, indirectly, a majority of the stock of the Company. Rental income under these subleases amounted to $36,000 for the year ended December 31, 2018 and is included in other income on the statement of loss and comprehensive loss.

11. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2018, the Company exceeded the insured limit by $60,969.

12. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

12. Fair Value Measurements (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those securities measured at fair value on a recurring basis as of December 31, 2018:

	Fair Value	Level 1	Level 2	Level 3
Securities owned:				
Ameritrade Money Market	$ 75,251	$ 75,251	$ -	$ -
Domestic equities	9,688	9,688	-	-
	$ 84,939	$ 84,939	$ -	$ -

13. SEC Rule 15c3-3 Exemption

The Company claims exemption (k) (2)(ii) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

14. Supplemental Cash Flow Disclosure

Interest paid for the year ended December 31, 2018 amounted to $29.

Income tax paid for the year ended December 31, 2018 amounted to $2,774.

15. Commitments and Contingencies

In February 2017, an arbitration case was filed against the Company with FINRA, whereby the claimant alleged compensatory damages of approximately $500,000 plus reasonable attorneys' fees and costs as well as pre-judgement interest. The claimant also alleged the Company's supervision was negligent. The Company's legal counsel found the complaint to be unwarranted and felt there was not a reasonable basis for the claim and did not feel the arbitration had any merit. Ultimately, the arbitration panelist determined otherwise and through a settlement the Company was liable for a $500,000 payment to the claimant for a full and final release.

In addition, in November 2018, notification was received that another arbitration case was filed against the Company. Claimant alleges one of the Company's previous representatives sold him promissory notes and he invested $83,000 in these notes. The complaint alleges the Company's supervision was inadequate over its registered representative and the notes were unsuitable for the claimant. Management of the Company, after consultation with outside legal counsel, believes that the resolution of this case will not result in any material adverse effect on the Company's financial position.

Supplemental Information

Trustmont Financial Group, Inc.

Computations of Net Capital and Aggregate Indebtedness

Year Ended December 31, 2018

Net Capital:	
Total stockholders' equity	$ 352,607
Deductions:	
Non-allowable assets:	
Petty cash	200
Receivables from non-customers	72,202
Prepaid insurance	14,949
Deferred tax asset	124,600
Prepaid income taxes	1,054
Refundable income taxes	1,709
Office equipment, net	5,100
Total non-allowable assets	219,814
Other deductions	1,712
Net Capital Before Haircuts on Security Positions	131,081
Haircuts on Securities:	
Other securities	(1,453)
Net Capital	129,628
Net Capital Requirement	42,122
Net Capital in Excess of Minimum Requirements	$ 87,506
Aggregate Indebtedness	$ 631,827
Ratio of Aggregate Indebtedness to Net Capital	4.87

See Report of Independent Registered Public Accounting Firm.

Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:

Net Capital Per Audit Report	$	129,628
Audit Adjustments		-
Changes to Non-Allowable Assets		-
Net Capital Per Broker/Dealer's Unaudited Part II	$	129,628

Trustmont Financial Group, Inc.

Schedule of General and Administrative Expenses

Year Ended December 31, 2018

Salaries and related benefits	$ 718,895
Commissions	7,414,611
Professional fees	63,525
Clearance fees	47,408
Professional development and education	35,511
Regulatory fees	102,135
Telephone and utilities	32,539
Office supplies and expense	54,624
Software and information technology expense	192,121
Small equipment	1,680
Office rent	88,839
Insurance	199,682
Advertising and promotion	22,870
Compliance	19,202
Automobile, travel, meals and entertainment	50,876
Placement and recruiting fees	27,457
Legal settlement	500,000
Miscellaneous	10,325
	$ 9,582,300

See Report of Independent Registered Public Accounting Firm.

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Exemption Review Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Trustmont Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trustmont Financial Group, Inc. claimed an exemption from 17 C.F.R § 240.15c3-3:(k)(2)(ii) - (exemption provisions) and (2) Trustmont Financial Group, Inc. stated that Trustmont Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Trustmont Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trustmont Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Damratoski & Company PC

Damratoski & Company PC
Certified Public Accountants

Bridgeville, Pennsylvania

February 14, 2019

Trustmont Group

Scenic Drive Professional Center
200 Brush Run Road, Suite A
Greensburg, PA 15601

724-468-5665
Fax: 724-468-5675
www.trustmontgroup.com

Trustmont Financial Group, Inc. clears all transactions on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer which carries the accounts and claims Exemption to the Customer Protection Rule under SEA 15c3-3(k)(2)(ii).

Trustmont Financial Group, Inc. met the exemption provision under SEA 15c3-3(k) through the fiscal year ending December 31, 2018 without exception.

Anthony C. Hladek
President